Exhibit 2.2

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE NORTHERN DISTRICT OF ILLINOIS

EASTERN DIVISION

In re: UAL CORPORATION, et al., Debtors.	) ) ) ) ) )	Chapter 11 Case No. 02-B—48191 (Jointly Administered) Honorable Eugene R. Wedoff

ORDER CONFIRMING DEBTORS’ SECOND AMENDED JOINT PLAN OF

REORGANIZATION PURSUANT TO CHAPTER 11 OF THE UNITED STATES

BANKRUPTCY CODE [Related to Docket No. 14813]

The Debtors’ Second Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code, filed by the above-captioned debtors and debtors-in-possession (the “Debtors”) on January 18, 2006, as amended and/or modified (the “Plan”)(1) [Docket No. 14813], a copy of which is attached hereto as Exhibit A, having been transmitted to Holders of Claims and Interests, entitled to vote thereon; and it appearing that this Court has jurisdiction over this matter pursuant to 28 U.S.C. §§ 157 and 1334; and it appearing that this proceeding is a core proceeding within the meaning of 28 U.S.C. § 157(b)(2); and it appearing that venue is proper in this District pursuant to 28 U.S.C. §§ 1408 and 1409; and it appearing that proper and adequate notice has been given under the circumstances and that no other or further notice is necessary; and after due deliberation and sufficient cause appearing therefor, it is hereby FOUND, DETERMINED, ORDERED AND ADJUDGED THAT:

1.             The Plan, attached hereto as Exhibit A, is confirmed.

(1)   All capitalized terms not expressly defined herein shall have the meaning ascribed to them in the Plan.

2.             Votes for acceptance and rejection of the Plan were solicited in good faith and such solicitation complied with Sections 1125 and 1126 of the Bankruptcy Code, Bankruptcy Rules 3017 and 3018, the Disclosure Statement, all other applicable provisions of the Bankruptcy Code and all other applicable rules, laws and regulations.

3.             The Plan complies with Section 1129 of the Bankruptcy Code.

4.             Pursuant to Rule 3020(c)(1) of the Bankruptcy Rules, the following provisions in the Plan are hereby approved:

(a)           Releases by the Debtors: Pursuant to Section 1123(b) of the Bankruptcy Code, and except as otherwise specifically provided in the Plan or the Plan Supplement, for good and valuable consideration, including the service of the MB Exculpated Parties and the Released Parties to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, on and after the Effective Date, the MB Exculpated Parties and the Released Parties are deemed released and discharged by the Debtors, the Reorganized Debtors, and the Estates from any and all claims, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, including, without limitation, any derivative claims asserted on behalf of the Debtors, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, in law, equity or otherwise, that the Debtors, the Reorganized Debtors, the Estates, or their Affiliates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or Interest or other Person or Entity, based upon or relating to, or in any manner arising from, in whole or in part, the Debtors, the Chapter 11 Cases, the purchase, sale, or rescission of the purchase or sale of any security of the Debtor, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor and any MB Exculpated Party or Released Party, the restructuring of Claims and Interests prior to or in the Chapter 11 Cases, the negotiation, formulation, or preparation of the Plan and Disclosure Statement, or related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or upon any other occurrence taking place on or before the Effective Date other than claims or liabilities arising out of or relating to any act or omission of a MB Exculpated Party or Released Party that constitutes a failure to perform the duty to act in good faith, with the care of an ordinarily prudent person and in a manner the MB Exculpated Party or Released Party reasonably believed to be in the best interests of the corporation (to the extent such duty is imposed by applicable non-bankruptcy law) where such failure to perform constitutes willful misconduct or gross negligence.

(b)           Exculpation: Except as otherwise specifically provided in the Plan, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from any Exculpated Claim, except for gross negligence or willful misconduct, but in all respects such Entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan.  The Debtors (and each of their respective Affiliates, agents, directors, officers, employees, advisors, and attorneys) have, and upon Confirmation of the Plan shall be deemed to have, participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code with regard to the distributions of the securities pursuant to the Plan, and therefore are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.  Nothing in this paragraph impairs the post-Effective Date Claims of the United States of America or any Governmental Unit thereof or the State of California with respect to police and regulatory powers, or to any cause of action or a claim under the Internal Revenue Code.

(c)           Releases by Holders of Claims and Interests: Except as otherwise specifically provided in the Plan, on and after the Effective Date, Holders of Claims and Interests  (a) voting to accept the Plan, or (b) abstaining from voting on the Plan and electing not to opt out of the release contained in this paragraph (which by definition, does not include Holders of Claims and Interests who are not entitled to vote in favor of or against the Plan and in fact do not so vote) shall be deemed to have conclusively, absolutely, unconditionally, irrevocably, and forever, released and discharged the Released Parties from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, including any derivative Claims asserted on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Person or Entity would have been legally entitled to assert (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring, the Debtors’ Chapter 11 Cases, the purchase, sale, or rescission of the purchase or sale of any security of the Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the Plan, the business or contractual arrangements between any Debtor, any Released Party, the restructuring of Claims and Interests prior to or in the

Chapter 11 Cases, the negotiation, formulation, or preparation of the Plan and Disclosure Statement, or related agreements, instruments, or other documents, upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date other than Claims or liabilities arising out of or relating to any act or omission of a Released Party that constitutes a failure to perform the duty to act in good faith, with the care of an ordinarily prudent person and in a manner the Released Party reasonably believed to be in the best interests of the corporation (to the extent such duty is imposed by applicable non-bankruptcy law) where such failure to perform constitutes willful misconduct or gross negligence.  The vote or election of a trustee or other agent under this paragraph acting on behalf of or at the direction of a Holder of a Claim or Interest shall bind such Holder to the same extent as if such Holder had itself voted or made such election.  The following parties shall be deemed to have opted out of releases provided for in this paragraph on their abstaining ballots: (1) the Illinois Department of Revenue, (2) the State of California; and (3) the City of Chicago.

(d)           Chicago Municipal Bond Release: Pursuant to the Chicago Municipal Bond Settlement Order and the Chicago Municipal Bond Settlement Agreement, on and after the Effective Date, the Chicago Municipal Bond Released Parties, including but not limited to the Trustees and the Designated Holders (as those terms are defined in the Chicago Municipal Bond Settlement Agreement) shall be conclusively, absolutely, unconditionally, irrevocably, and forever, released and discharged from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies, and liabilities whatsoever, including any derivative Claims asserted on behalf of a Debtor, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, of any Person or Entity, including the Holders (as defined under the Chicago Municipal Bond Settlement Agreement) (whether individually or collectively), based on or relating to, or in any manner arising from, in whole or in part, the Chicago Municipal Bond Agreements, the Chicago Municipal Bond Settlement Agreement, that certain Amended and Restated Airport Use Agreement and Terminal Facilities Lease dated as of January 1, 1985 between the City of Chicago and United, and any other agreement relating to the Chicago Municipal Bonds other than Claims or liabilities arising out of or relating to any act or omission of a Chicago Municipal Bond Released Party that constitutes willful misconduct or gross negligence.

(e)           Injunction: Except as otherwise expressly provided in the Plan or for obligations issued pursuant to the Plan, all Entities who have held, hold, or may hold Claims against or Interests in the Debtors or against the Released Parties and Exculpated Parties are permanently enjoined, from and after the Effective Date, from: (i) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claim against or Interest in the Reorganized Debtors, the Exculpated Parties, the Released Parties, any statutory committee or members thereof, and the employees, agents, and professionals of each of the foregoing (acting in such capacity); (ii) enforcing, attaching, collecting, or recovering by any manner or means any judgment, award, decree or order against those Entities listed in subparagraph (i) above on account of or in connection with or with respect to any such Claim against or Interest in the Reorganized Debtors, the Exculpated Parties, the Released Parties, any statutory committee or members thereof, and the employees, agents, and professionals of each of the foregoing (acting in such capacity); (iii) creating, perfecting, or enforcing any encumbrance of any kind against those Entities listed in subparagraph (i) above, or the property or estates of those Entities listed in subparagraph (i) above on account of or in connection with or with respect to any such Claim against or Interest in the Reorganized Debtors, the Released Parties, the Exculpated Parties, any statutory committee or members thereof, and the employees, agents, and professionals of each of the foregoing (acting in such capacity); (iv) asserting any right of setoff, subrogation, or recoupment of any kind against any obligation due from those Entities listed in subparagraph (i) above or against the property or Estates of those Entities listed in subparagraph (i) above on account of or in connection with or with respect to any such Claim against or Interest in the Reorganized Debtors, the Exculpated Parties, the Released Parties, any statutory committee or members thereof, and the employees, agents, and professionals of each of the foregoing (acting in such capacity) unless such Holder has filed a motion requesting the right to perform such setoff on or before the Confirmation Date, and notwithstanding an indication in a Proof of Claim or Interest or otherwise that such Holder asserts, has, or intends to preserve any right of setoff pursuant to Section 553 of the Bankruptcy Code or otherwise; and (v) commencing or continuing in any manner any action or other proceeding of any kind on account of or in connection with or with respect to any such Claim against or Interest in the Reorganized Debtors, the Released Parties, the Exculpated Parties any statutory committee or members thereof, and the employees, agents, and professionals of each of the foregoing (acting in such capacity) released or settled pursuant to the Plan; provided, however, that nothing in this section shall impair the rights of the Texas Comptroller of Public Accounts under 28 U.S.C. § 1341.

5.             This Court retains jurisdiction with respect to all matters arising from or related to the implementation of this Order.

6.             Notwithstanding the possible applicability of Bankruptcy Rules 6004(g), 7062, 9014, or otherwise, the terms and conditions of this Order shall be immediately effective and enforceable upon its entry.

7.             All time periods set forth in this Order shall be calculated in accordance with Bankruptcy Rule 9006(a).

Dated:January 20, 2006	/s/ Eugene R. Wedoff

Chicago, Illinois	United States Bankruptcy Judge